UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. )1

Mer Telemanagement Solutions Ltd.

(Name of Issuer)

Ordinary Shares, NIS 0.03 par value

(Title of Class of Securities)

M69676 209

(CUSIP Number)

David Elliot Lazar

c/o Custodian ventures llc

1185 Avenue of the Americas, 3rd Floor

New York, New York 10036

(646) 768-8417

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 4, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M69676 209

1	NAME OF REPORTING PERSONS Custodian Ventures LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Wyoming

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 424,800
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 424,800

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 424,800
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.6%
14	TYPE OF REPORTING PERSON OO

CUSIP No. M69676 209

1	NAME OF REPORTING PERSONS ACTIVIST INVESTING LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 424,800
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 424,800

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 424,800
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.6%
14	TYPE OF REPORTING PERSON OO

CUSIP No. M69676 209

1	NAME OF REPORTING PERSONS David Elliot Lazar
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 424,800
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 424,800

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 424,800
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.6%
14	TYPE OF REPORTING PERSON IN

CUSIP No. M69676 209

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1. Security and Issuer.

This statement relates to the Ordinary Shares, NIS 0.03 par value (the “Shares”), of Mer Telemanagement Solutions Ltd., an Israeli corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 15 Hatidhar Street, Ra’anana 4366517, Israel.

Item 2. Identity and Background.

(a) This statement is filed by:

(i)	Custodian Ventures LLC, a Wyoming limited liability company (“Custodian”), with respect to the Shares directly owned by it; and

(ii)	Activist Investing LLC, a New York limited liability company, with respect to the Shares directly owned by it; and

(iii)	David Elliot Lazar, as the sole member and Chief Executive Officer of Custodian.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b) The principal business address of the Reporting Persons is 1185 Avenue of the Americas, 3rd Floor, New York, New York 10036.

(c) The principal business of Custodian is investing in securities and engaging in all related activities and transactions. The principal occupation of Mr. Lazar is serving as Chief Executive Officer of Custodian.

(d) No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Lazar is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

The Shares purchased by Custodian were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted. The aggregate purchase price of the 424,800 Shares directly beneficially owned by Custodian is approximately $719,000, excluding brokerage commissions.

CUSIP No. M69676 209

Item 4. Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board of Directors of the Issuer, engaging in discussions with stockholders of the Issuer or other third parties about the Issuer and the Reporting Persons’ investment, including potential business combinations or dispositions involving the Issuer or certain of its businesses, making recommendations or proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition), potential business combinations or dispositions involving the Issuer or certain of its businesses, or suggestions for improving the Issuer’s financial and/or operational performance, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of, or any hedging or similar transaction with respect to, the Shares, including swaps and other derivative instruments, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5. Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 4,424,991 Shares outstanding, which is the total number of Shares outstanding as of January 13, 2021, as confirmed by the Issuer.

A.	Custodian Ventures LLC

(a)	As of the close of business on January 13, 2021, Custodian directly beneficially owned 424,800 Shares.

Percentage: Approximately 9.6%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 424,800
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 424,800

(c)	The transactions in the Shares by Custodian during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

B.	Activist Investing LLC

(a)	As of the close of business on January 13, 2021, Activist directly beneficially owned 424,800 Shares.

Percentage: Approximately 9.6%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 424,800
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 424,800

(c)	The transactions in the Shares by Activist during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

CUSIP No. M69676 209

C.	Mr. Lazar

(a)	Mr. Lazar, as the sole member and Chief Executive Officer of Custodian, may be deemed the beneficial owner of the 424,800 Shares owned by Custodian.

Percentage: Approximately 9.6%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 424,800
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 424,800

(c)	The transactions in the Shares by Mr. Lazar during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On January 13, 2021, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

99.1	Joint Filing Agreement by and among Custodian Ventures LLC, Activist Investing LLC and David Elliot Lazar, dated January 13, 2021.

CUSIP No. M69676 209

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  January 14, 2021

CUSTODIAN VENTURES LLC

By:	/s/ David Elliot Lazar
	Name:	David Elliot Lazar
	Title:	Chief Executive Officer

/s/ David Elliot Lazar
David Elliot Lazar

CUSIP No. M69676 209

SCHEDULE A

Transaction in the Shares During the Past Sixty Days

Nature of Transaction	Ordinary Shares Purchased	Price Per Share ($)	Date of Purchase

Custodian Ventures LLC

Purchase	13,000	1.74	01-07-2021
Purchase	2,000	1.86	01-11-2021
Purchase	3,000	1.8599	01-11-2021
Purchase	271	1.8599	01-11-2021
Purchase	308	1.86	01-11-2021
Purchase	1,421	1.87	01-11-2021
Purchase	100	1.87	01-11-2021
Purchase	620	1.88	01-11-2021
Purchase	780	1.89	01-11-2021
Purchase	100	1.97	01-11-2021
Purchase	2,848	1.98	01-11-2021
Purchase	2,052	1.99	01-11-2021
Purchase	3,745	1.9999	01-11-2021
Purchase	2,655	2.00	01-11-2021
Purchase	130	1.94	01-11-2021
Purchase	1,200	1.95	01-11-2021
Purchase	39	1.96	01-11-2021
Purchase	691	1.97	01-11-2021
Purchase	2,870	2.00	01-11-2021
Purchase	70	1.99	01-11-2021
Purchase	2,000	1.9399	01-11-2021
Purchase	100	1.96	01-11-2021
Purchase	100	1.98	01-11-2021
Purchase	200	1.99	01-11-2021
Purchase	4,600	2.00	01-11-2021
Purchase	500	1.93	01-11-2021
Purchase	4,000	1.94	01-11-2021

ACTIVIST INVESTING LLC

Purchase	5,000	1.47	12-29-2020
Purchase	5,000	1.48	12-29-2020
Purchase	957	1.49	12-29-2020
Purchase	4,043	1.48	12-29-2020
Purchase	3,000	1.4862	12-29-2020
Purchase	218	1.475	12-29-2020
Purchase	4,782	1.49	12-29-2020
Purchase	9,000	1.58	01-04-2021
Purchase	6,000	1.57	01-04-2021
Purchase	20,000	1.60	01-04-2021
Purchase	8,000	1.5949	01-04-2021

 CUSIP No. M69676 209

DAVID ELLIOT LAZAR

Purchase	5,000	1.405	12-29-2020
Purchase	5,000	1.425	12-29-2020
Purchase	2,300	1.44	12-29-2020
Purchase	2,150	1.4428	12-29-2020
Purchase	550	1.45	12-29-2020
Purchase	5,000	1.44	12-29-2020
Purchase	5,000	1.46	12-29-2020
Purchase	5,064	1.63	01-04-2021
Purchase	556	1.64	01-04-2021
Purchase	300	1.62	01-04-2021
Purchase	4,080	1.65	01-04-2021
Purchase	10,000	1.64	01-04-2021
Purchase	9,010	1.63	01-04-2021
Purchase	3,200	1.6398	01-04-2021
Purchase	9,200	1.64	01-04-2021
Purchase	700	1.67	01-04-2021
Purchase	8,138	1.68	01-04-2021
Purchase	7,052	1.65	01-04-2021
Purchase	2,700	1.6698	01-04-2021
Purchase	5,700	1.67	01-04-2021
Purchase	1,200	1.7198	01-04-2021
Purchase	8,278	1.72	01-04-2021
Purchase	100	1.73	01-04-2021
Purchase	8,600	1.68	01-04-2021
Purchase	2,365	1.69	01-04-2021
Purchase	7,394	1.70	01-04-2021
Purchase	2,600	1.71	01-04-2021
Purchase	1,810	1.74	01-04-2021
Purchase	1,953	1.75	01-04-2021
Purchase	8,799	1.70	01-04-2021
Purchase	200	1.69	01-04-2021
Purchase	80	1.71	01-04-2021
Purchase	2,874	1.74	01-04-2021
Purchase	6,494	1.75	01-04-2021
Purchase	820	1.73	01-04-2021
Purchase	680	1.77	01-04-2021
Purchase	1,275	1.76	01-04-2021
Purchase	211	1.78	01-04-2021
Purchase	28,567	1.79	01-04-2021
Purchase	600	1.69	01-04-2021
Purchase	600	1.73	01-04-2021
Purchase	210	1.70	01-04-2021
Purchase	2,200	1.74	01-04-2021
Purchase	30,400	1.78	01-04-2021
Purchase	4,500	1.75	01-04-2021
Purchase	500	1.77	01-04-2021
Purchase	890	1.72	01-04-2021
Purchase	100	1.71	01-04-2021
Purchase	5,000	1.7099	01-06-2021
Purchase	4,972	1.7099	01-06-2021
Purchase	28	1.71	01-06-2021
Purchase	100	1.74	01-06-2021
Purchase	4,900	1.75	01-06-2021
Purchase	300	1.705	01-06-2021
Purchase	700	1.74	01-06-2021
Purchase	3,900	1.75	01-06-2021
Purchase	100	1.73	01-06-2021
Purchase	300	1.70	01-06-2021
Purchase	4,700	1.74	01-06-2021
Purchase	200	1.705	01-06-2021
Purchase	500	1.73	01-06-2021

CUSIP No. M69676 209

Purchase	560	1.74	01-06-2021
Purchase	640	1.7498	01-06-2021
Purchase	3,100	1.75	01-06-2021
Purchase	100	1.705	01-06-2021
Purchase	100	1.74	01-06-2021
Purchase	100	1.75	01-06-2021
Purchase	4,700	1.77	01-06-2021
Purchase	1	1.657	01-07-2021
Purchase	220	1.66	01-07-2021
Purchase	2,479	1.664	01-07-2021
Purchase	2,300	1.668	01-07-2021
Purchase	5,000	1.6699	01-07-2021
Purchase	5,000	1.6699	01-07-2021
Purchase	303	1.67	01-07-2021
Purchase	4,697	1.68	01-07-2021
Purchase	10,000	1.69	01-07-2021
Purchase	5,000	1.69	01-07-2021
Purchase	550	1.69	01-07-2021
Purchase	1,955	1.70	01-07-2021
Purchase	7,495	1.72	01-07-2021
Purchase	5,000	1.70	01-07-2021
Purchase	5,000	1.689	01-07-2021
Purchase	200	1.69	01-07-2021
Purchase	1,800	1.70	01-07-2021
Purchase	2,400	1.70	01-07-2021